EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollars in thousands)

	Year Ended December 31,
	2009 (1)	2008(1)(2)	2007 (2)	2006	2005
Earnings (loss) from continuing operations	$(265,013)	$(282,280)	$928,708	$678,879	$272,478
Add:
Income taxes	5,975	68,011	66,855	29,786	26,672
Interest expense	373,305	385,065	389,844	295,629	176,698

Earnings as adjusted	$114,267	$170,796	$1,385,407	$1,004,294	$475,848

Combined fixed charges and preferred share dividends:
Interest expense	$373,305	$385,065	$389,844	$295,629	$176,698
Capitalized interest	94,205	168,782	123,880	95,635	63,020

Total fixed charges	$467,510	$553,847	513,724	391,264	239,718
Preferred share dividends	25,423	25,423	25,423	25,416	25,416

Combined fixed charges and preferred share dividends	$492,933	$579,270	$539,147	$416,680	$265,134

Ratio of earnings as adjusted to combined fixed
charges and preferred share dividends	0.2	0.3	2.6	2.4	1.8

(1)	The loss from continuing operations for 2009 and 2008 includes impairment charges of $495.2 million and $901.8 million, respectively, that are discussed in our Consolidated Financial Statements in Item 8. Due to these impairment charges, our combined fixed charges and preferred share dividends exceed our earnings as adjusted by $378.7 million and $408.5 million for 2009 and 2008, respectively.

(2)	These periods have been restated to reflect the retroactive adoption of the new accounting standard for convertible debt, for interest expense related to our convertible debt